DelMar Pharmaceuticals, Inc.

Suite 720-999 West Broadway

Vancouver, British Columbia, Canada V5Z 1K5

May 23, 2019

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
DelMar Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended
File No. 333-230929

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to Tuesday, May 28, 2019, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the registration statement has been declared effective, please orally confirm that event with Alexander Dinur of Lowenstein Sandler LLP at (973) 422-6732.

Very truly yours,

DelMar Pharmaceuticals, Inc.

By:	/s/ Saiid Zarrabian
Name:	Saiid Zarrabian
Title:	Chief Executive Officer